Schedule 13G

First United Bank & Trust

Item 1(a)
Name of Issuer: First United Corporation

Item 1(b)
Address of Issuers Principal Executive Offices: 19 South Second Street, Oakland, Maryland 21550

Item 2(a)
Name of Person Filing: First United Bank & Trust

Item 2(b)
Address of Principal Business Office or if none, Residence: 19 South Second Street, Oakland, Maryland 21550

Item 2(c)
Citizenship or Place of Organization: Oakland, Maryland

Item 2(d)
Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)
CUSIP Number: 33741H107

Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [X] Bank as defined in Section 3(a) (6) of the Act
(c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see 240.13d-a(b)(1)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4
Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-a(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:
(a) Amount Beneficially Owned: 553,629 Shares
(b) Percent of Class: 9.10%
(c) Number of shares as to which such person has:
        (i) sole power to vote or to direct the vote
               553,629 Shares
        (ii) shared power to vote or to direct the vote
        (iii) sole power to dispose or to direct the disposition of 522,188 Shares
        (iv) shared power to dispose or to direct the disposition of

Item 5
Ownership of Five Percent or Less of a Class

Not Applicable

Item 6
Ownership of More than Five Percent on Behalf of Another Person

The shares of First United Corporation stock listed in Item 4 are owned by the Trust Department of First United Bank & Trust, as Trustee for 171 fiduciary accounts. First United Bank & Trust is a wholly-owned subsidiary of First United Corporation. Within these accounts, the Trust Department of First United Bank & Trust had, as of December 31, 2001, sole voting rights on 553,629 shares and no shared voting rights. It had as of December 31, 2001, the sole right to dispose of 522,188 shares and no shared right to dispose of any shares. First United Bank & Trust has no right to retain the dividends from such shares for its own account, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts). First United Bank & Trust has no right to retain the proceeds from the sale of such securities for its own account, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts). All of the account holders are persons unrelated to the officers or directors of First United Corporation.

Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8
Identification and Classification of Members of Group.
Not Applicable

Item 9
Notice of Dissolution of Group.
Not Applicable

Item 10
Certification.
Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 7, 2002
Date

____________________________
Signature

ROBERT W. KURTZ PRESIDENT & CFO
Name/Title